

UNIVEST FINANCIAL CORPORATION

ANNUAL REPORT 2025

UNIVEST®
BANKING | INSURANCE | INVESTMENTS

2025 Financial Performance

At December 31,

(DOLLARS IN THOUSANDS)	2025	2024	2023
Cash and interest-earning deposits	$553,712	$328,844	$249,799
Investment securities, net of allowance for credit losses	496,289	493,978	500,623
Net loans and leases	6,826,639	6,739,492	6,481,827
Other assets	560,257	566,103	548,379
Total assets	**$8,436,897**	**$8,128,417**	**$7,780,628**
Deposits	$7,087,313	$6,759,259	$6,375,781
Borrowings	323,278	385,442	465,067
Other liabilities	82,988	96,415	100,572
Total liabilities	7,493,579	7,241,116	6,941,420
Shareholders' equity	943,318	887,301	839,208
Total liabilities and shareholders' equity	**$8,436,897**	**$8,128,417**	**$7,780,628**

For years ended December 31,

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)	2025	2024	2023
Interest income	$430,486	$412,355	$371,730
Interest expense	190,291	201,185	151,733
Net interest income	240,195	211,170	219,997
Provision for credit losses	11,667	5,933	10,770
Net interest income after provision for credit losses	228,528	205,237	209,227
Noninterest income	87,861	88,055	76,824
Noninterest expense	203,039	197,992	197,362
Income before income taxes	113,350	95,300	88,689
Income taxes	22,593	19,369	17,585
Net income	**$90,757**	**$75,931**	**$71,104**
Book value per share	$33.50	$30.55	$28.44
Net income per share:			
Basic	3.16	2.60	2.42
Diluted	3.13	2.58	2.41
Diluted-core[1]	3.13	2.58	2.45
Dividends declared per share	0.87	0.84	0.84
Weighted average shares outstanding	28,734,922	29,215,365	29,433,359
Period end shares outstanding	28,156,917	29,045,877	29,511,721

[1]*Excludes restructuring charges.*

To Our Family of Shareholders, Customers and Employees:

As we reflect on the past year, I am proud to share that 2025 was a year of continued progress and success for Univest. In an environment shaped by economic uncertainty and competitive pressures, the Univest Family rose to the challenge and delivered record earnings and advanced the strategies that position us for long-term success. We continued to deepen relationships with customers by focusing on what truly differentiates Univest: showing up as trusted advisors, investing in people and communities, and delivering comprehensive financial solutions that create value through every stage of life and business. Across the corporation, teams remained committed to understanding customer needs, providing thoughtful guidance and delivering experiences that reflect our core values.

It was a year driven by disciplined execution as we made meaningful strides in operational excellence, improving efficiency and advancing the technology that will support future growth. Expanded capabilities and data driven insights position us to deliver personalized experiences and ensure that we can meet the evolving needs of consumers, businesses and communities with greater speed, relevance and consistency.

We were diligent in making progress on our strategic initiatives including lowering our loan to deposit ratio through a strong deposit strategy and driving down our efficiency ratio by leveraging technology investments and improving operational efficiency. These initiatives position Univest for sustainable growth, improved profitability and allowed us to create value for our shareholders. We returned value to our shareholders through stock repurchases, as we bought back 3.9% of our outstanding shares. We also increased our dividend which reflects our confidence in our long-term strategy and financial strength. Looking ahead, our capital strategy is designed to support growth while maintaining flexibility to adapt to changing market conditions.

Our commitment to our employees remained equally strong as we recognize they are the foundation of our success. In 2025, we continued to foster a culture of inclusion, collaboration and professional development to ensure that the Univest Family remains engaged and empowered. In addition, our dedication to the communities we serve was unwavering. Strengthening communities is at the heart of who we are, and we take great pride in continuing that legacy. Our purpose extends beyond financial performance, we aim to support the communities we serve, provide an opportunity for our employees to thrive and help our customers achieve their financial dreams.

Looking ahead, we remain focused on executing our strategy with discipline, expanding customer relationships and creating new opportunities for sustainable growth. As we approach our 150th anniversary, I am confident that Univest's strong foundation will allow us to continue delivering results and have a meaningful impact for generations to come.

On behalf of the entire Univest Family, thank you for your trust, support and continued investment.

Sincerely,

Jeffrey M. Schweitzer
Chairman, President and CEO

Loan and Lease Outstandings
(IN THOUSANDS)

- ■ Commercial Loans
- ■ Residential Real Estate
- ■ Consumer Loans
- ■ Lease Financings



Total Revenue
(IN THOUSANDS)

- ■ Noninterest income
- ■ Net interest income



Net Income*
(IN THOUSANDS)



* Excludes restructuring charges

Diluted Earnings Per Share*



* Excludes restructuring charges





$8.4B
Total assets

9.27%
Tangible common equity to tangible assets

1.11%
Return on average assets

3.14%
Net interest margin

12.33%
Return on average tangible equity[1,2]

[1]Tangible equity represents total shareholders' equity less goodwill and other intangible assets but includes mortgage servicing rights.

[2]Net income before amortization of intangibles to average tangible common equity.

2025 Highlights
Supporting Customers, Delivering Results

2025 was a year of continued progress and success for Univest Financial Corporation. We delivered strong financial results, advanced operational efficiency and deepened our commitment to our customers, communities and employees. It was a year of record earnings, driven by disciplined execution, expanding relationships and strengthening our market position.

Market competition for deposits remained strong, and we continued to focus on our comprehensive growth strategy. Our approach is multifaceted with several key initiatives such as continued investment in our team members to help them improve their relationship and sales skills as well as targeted programs in various areas including CD retention, government banking, labor unions, small business and title companies. These investments and programs were integral to our success as total deposits increased by $328.1 million, or 4.9%, from December 31, 2024. As a result, we lowered our annual average loan to deposit ratio from 102.1% in 2024 to 100.1% in 2025. Our goal is to have a loan to deposit ratio consistently between 95% - 100%.

Treasury Management continued to outpace average industry growth with double digit revenue growth. The team is focused on being the partner of choice for our customers and nurturing those relationships allowed us to increase our noninterest-bearing deposit base while generating fee income. Our team's ability to provide new ideas and advice led to great success in the government banking segment supporting the cash flow needs of local municipalities. Our experience in this segment, coupled with tailored solutions like lockbox, allow these government entities to expedite tax and bill collections while integrating reporting directly into their accounting platforms. Serving this segment is important to our mission of supporting the communities where we work and live. Our ability to deliver meaningful treasury management experiences for new and existing customers plays an important role in the growth of the Commercial Bank.

Commercial loan generation was strong throughout the year with new originations up $227.9 million, or 22.5%, from 2024. However, significant prepayment activity in 2025, which was especially elevated during the first nine months of the year, limited gross commercial loan growth to $135.6 million, or 2.6%, in 2025. Commercial prepayment activity slowed in the fourth quarter, which resulted in strong fourth quarter loan growth of $149.5 million.

The Commercial Banking team's relationship-oriented pricing discipline, along with a continued focus on deposit gathering and product cross-selling to deepen relationships, drove improved profitability in 2025 despite weaker loan growth. For the year, the Commercial Banking Division's pre-tax pre-provision net income grew to $137.6 million.

Highlights for the year included Univest maintaining its position as the second largest agricultural lender in the Commonwealth of Pennsylvania, improving to 34th nationally, along with the Western Pennsylvania and Maryland expansion markets each turning profitable and accretive to earnings.

We began a multi-year journey to enhance our capabilities for small businesses with a focus on organizational alignment, improving digital access and tools, ensuring the market competitiveness of our products and services and enhancing customer service. Specifically, we modified our small business checking products by reducing fees to enhance our competitive posture and improve our ability to retain existing customers and attract new business.

Banking Growth
for the year ended December 31, 2025



$328.1M
Deposit growth



4.9%
Deposit growth



$88.2M
Loan growth



1.3%
Loan growth

UNIVEST FINANCIAL CORPORATION



Comprehensive Financial Solutions

For consumers, we completed a mass reissue of debit cards to provide our customers with convenient tap to pay functionality. We also maintained our commitment to the underbanked population by serving as a certified Bank On partner and offering the Value Checking product. Additionally, we continued our partnership with the Restore, Repair, Renew program with the City of Philadelphia and the Philadelphia Redevelopment Authority which provides homeowners with low-interest loans for improving their properties. Univest's participation assisted in providing $4.5 million in consumer redevelopment loans under this program in 2025.

We selected an internal team member to serve as a Community Development Officer whose responsibilities include conducting proactive outreach to underserved markets to understand the needs of the communities and cultivate new opportunities. These efforts reflect our commitment to proactively engage and serve the entire community by remaining highly visible and active with both consumers and small businesses.

The Consumer Services team also focused on deepening relationships and driving deposit growth through CD retention efforts and proactively engaging with customers to uncover opportunities across our integrated lines of business.

Our Mortgage Banking Division had a solid year despite elevated interest rates and a lack of housing inventory, closing $276.7 million of residential mortgages and $77.3 million in consumer loans. Purchase transactions and new construction activity increased year-over-year while refinance transactions remained consistent due to the higher interest rate environment. Univest Home Loans provided financing to 390 first-time homebuyers, allowing them to achieve their dream of owning their first house. Customers continued to recognize our dedication to exceptional service with post-closing survey results showing that 97% of customers would recommend our mortgage solutions.

Univest Capital, our equipment financing division, delivered strong production with sales increasing in every quarter throughout 2025. The division maintained credit discipline and portfolio quality remained strong with low delinquency rates.

Girard, a Univest Wealth Division, had a strong year with a notable revenue increase and strong new client acquisition. The division ended the year with $5.9 billion in assets under management and supervision, an increase of $660.0 million from 2024. Over the course of the year, the division continued to expand financial planning services and laid the foundational work to consolidate the Trust Department and the Registered Investment Advisor onto one platform which will create an enhanced customer experience and drive efficiencies.

Univest Insurance focused on strengthening its value proposition to enhance competitiveness in the middle market segment. Key initiatives included appointing a dedicated client solutions team leader and expanding services that support risk management, loss control, human resources, claims management and underwriting. These enhancements help attract new clients while also supporting retention, which continued to be above the industry standard for the year. In addition, the Commercial Lines and Employee Benefits sales teams were expanded with a number of quality hires. A structured onboarding process is in place to develop these producers and fuel growth.

Integrated Successes

- ✓ **$5.9B** assets under management & supervision
- ✓ **$1.1B** loans serviced for others
- ✓ **$230M** total insurance written premium
- ✓ **$232M** equipment financing outstandings
- ✓ **73%** of revenue from net interest income
- ✓ **27%** of revenue from fee income operations

Driving Operational Efficiency

Univest continued to advance its operational excellence strategy in 2025, strengthening the foundation for scalable growth and long-term value creation. Our certified Lean Six Sigma teams delivered targeted process improvements across commercial loan documentation, fee and insurance workflows and loan origination, reducing errors and supporting a more consistent customer experience. The Commercial Efficiency Program progressed through its next phase, modernizing core back-office functions and creating operational leverage that will support future frontline transformation.

We also advanced our technology modernization roadmap through expanded nCino capabilities, strong Salesforce adoption and a strategic migration to Azure based integrations to improve efficiency and reduce long-term costs. With disciplined execution and a focus on responsible innovation, Univest continues to build the operational resilience and technological capabilities needed to enhance performance and support sustainable shareholder value.

As scheduled, we re-opened our Skippack Financial Center to serve the personal and business banking needs of the community. In addition, the Souderton drive-up location proved to be an asset in providing customers access to a variety of services to accommodate their banking needs. We continue to explore opportunities to execute on our Financial Center Optimization strategy.

Innovating to Connect with Customers

Innovation is at the heart of our customer experience strategy. In 2025, collaboration across the organization aligned messaging, elevated content quality and deepened integration between our website, customer relationship management system and automation platforms. These enhancements collectively position Univest to deliver more relevant, personalized experiences to customers while maintaining operating discipline.

A major focus was nurturing growth based on increased customer insights. This focus is an important evolution in how we engage customers across consumer and small business audiences. Increased access to data allows us to better understand our customers and provide engagements that add value. We made progress in our goal of supporting customers around important life events that drive changes to their finances. Through our comprehensive financial solutions, we are able to help individuals and families throughout their lives no matter the situation, and we want to proactively position ourselves as a financial partner for each phase of life and business.

For small business, we emphasized foundational work by defining priority segments, testing messaging and content and studying customer behaviors. These learnings helped us build a clearer blueprint for how to deepen relationships, expand share of wallet and design marketing that reflects the diverse needs of small business owners. While early tests informed refinements in targeting and journey design, the greatest value in 2025 was establishing a repeatable approach to segmentation, insight gathering and ongoing optimization, which set the stage for measuring impact in the future.

OUR FRANCHISE



149
Years of business success

960
Employees making it happen

38
Financial centers

14
Commercial & corporate offices

8
Wealth offices

4
Insurance offices



Trusted Advisors

At Univest, we build meaningful connections with customers and prospects by showing up as trusted advisors. We do that by offering insight, guidance and thoughtful advice that goes beyond just suggesting products and services. This advisory approach strengthens relationships, deepens engagement and creates long-term opportunities to grow alongside the individuals and businesses we serve.

Consistent thought leadership continued to strengthen Univest's presence as a trusted financial resource. Our subject matter experts provided timely guidance on business insights, market conditions and financial planning trends. These efforts elevated our credibility and supplied our business development teams with high value content that supports deeper conversations and long-term relationship building.

While technology continues to evolve, banking remains a people-driven business, and we are committed to bringing a genuine, human element to every interaction. This commitment to connection and investing in relationships is one of the qualities that distinctly sets Univest apart. To support this, we continue to evolve our programs and invest in our teams. Over the course of the year, we provided training and support that emphasized the knowledge, skills and behaviors that enabled our employees to deliver exceptional, advisory-focused experiences.

Financial Literacy

Supporting youth and education remains a central focus of our charitable giving with financial literacy playing a key role in those efforts. This year, we launched a new financial education page on our website featuring a library of presentations for learners of all ages and an online request form to make scheduling a session simple. We also participated in the American Bankers Association® Teach Children to Save and Get Smart About Credit initiatives, with Univest volunteers visiting local schools to teach foundational financial concepts. In partnership with an online financial literacy innovator, we provided students across our markets with interactive, online courses that build essential money management skills. In total, we delivered financial education to more than 3,000 students during the year.




Investing in the Univest Family

The hard work and dedication of the Univest Family continues to move our organization forward. Our people are at the center of everything we do, and it is their commitment that enables us to positively impact our customers and communities. Recognizing this, we remain focused on investing in the growth and development of our employees.

In 2025, we brought our entire organization together for a learning initiative focused on Psychological Safety. Every employee participated in an interactive session designed to strengthen trust, collaboration and open communication across the Univest Family.

We also successfully launched our new learning management system, Cornerstone, which expanded access to ongoing development resources. With more than 20,000 courses available, employees are able to complete required trainings and have the opportunity to deepen their professional expertise and pursue personal growth.

Regular employee communications, including our Univest United newsletter, were shared throughout the year to further engage with employees. Weekly communications include an email from our CEO that provides updates on key organizational initiatives, financial performance and industry insight. The Univest Way remains a cornerstone of our culture and weekly emails highlight stories and perspectives from our employees to illustrate how the 18 Fundamentals guide our daily decisions and interactions.

Our Employee Resource Groups continued to thrive with EmbRACE, our people of color ERG, and RISE, our women's ERG, both expanding membership and hosting social and educational events throughout the year. A standout moment was a leadership panel on professional development and employee evaluations, which fostered open dialogue and direct engagement with senior leaders. We also continued our Mentor Program which pairs people from across the Univest Family to support professional and personal development.



To further enhance the employee experience, we welcomed a Manager of Employee Engagement to the team. Employee feedback underscored the importance of meaningful recognition, which led to the rollout of two new programs, the WOW! Award, which celebrates employees who go above and beyond, and the Making a Difference Award, which recognizes the positive impact of managers.

Supporting employees through all stages of life is an important priority. This year, we partnered with St. Luke's Hospital to offer seminars for caregivers and provided additional resources on our intranet. We continued to provide access to the Calm app, a highly rated app for sleep, meditation and relaxation, at no cost to our employees. We also began offering Everplans, an encrypted digital vault for securely storing vital personal information.

Our recruiting team remained highly active throughout the year, reviewing nearly 15,000 applications, conducting close to 500 interviews and welcoming more than 175 new employees to Univest. Our average time to fill a position was 23 days, and our total turnover rate of 17.5% remained well below the industry average of 25.1%.

















PHILANTHROPIC
YEAR
IN
REVIEW

6%
17%
48%
29%

Youth and Education
Health & Social Services
Community & Economic Development
Arts & Culture

$2.2M
Total financial contributions

15,255
Volunteer hours

482
Organizations supported financially

374
Organizations supported through volunteer service

3,245
Students educated

48
Connecting with Community employee volunteer events

Strengthening Community Impact

Our commitment to giving back through our Committed To Local philanthropic program continued to distinguish Univest in the markets we serve. In 2025, we proudly supported nonprofit organizations with financial contributions totaling $2.2 million. Our dedication to giving back is a testament to our belief that strengthening local communities is fundamental to who we are and how we operate.

But our impact extends far beyond financial support. A core part of our philanthropy is showing up and lending our time and energy to help strengthen the communities where we live and work. In 2025, the Univest Family embraced our Community core value by collectively volunteering more than 15,000 hours. To make it easy for employees to get involved, we organized 48 Connecting with Community volunteer events with nonprofit partners across our footprint, including organizations such as Bean Bag Food Program, Helping Harvest Food Bank, Chester County Food Bank, Chosen 300 Ministries, the Schreiber Center for Pediatric Development and Ronald McDonald House Charities in both Philadelphia and Maryland.

We also deepened relationships with numerous community organizations through sponsorships and partnerships that align with our mission and values. 2025 marked Univest's eighth consecutive year as the presenting sponsor of Christkindlmarkt Bethlehem®, a favorite annual event hosted by ArtsQuest that supports access to art, culture and educational programming in the Lehigh Valley. We maximized this sponsorship by creating employee volunteer opportunities and providing giveaways to small business vendors. This sponsorship continues to be an exceptional platform to enhance brand awareness and showcase our role as a trusted advisor to small businesses.

Our commitment to education also included financial support for 78 schools and educational improvement organizations across our markets through the Pennsylvania Educational Improvement Tax Credit program. In addition, Univest proudly served as the sponsor of the Seventh Grade Initiative at the River Crossing YMCA, which offers free memberships to all seventh graders, encouraging healthy habits, confidence and success both in and out of the classroom.

FREE
FOOD



Leadership

LISTING AS OF JANUARY 1, 2026

Senior Leadership Team

JEFFREY M. SCHWEITZER
Chairman, President and Chief Executive Officer, Univest Financial Corporation
and Chairman and Chief Executive Officer, Univest Bank and Trust Co.

MICHAEL S. KEIM
President, Univest Bank and Trust Co.
and Chief Operating Officer, Univest Financial Corporation

BRIAN J. RICHARDSON
Senior Executive Vice President and Chief Financial Officer,
Univest Financial Corporation and Univest Bank and Trust Co.

MEGAN D. SANTANA, ESQ.
Senior Executive Vice President, Chief Risk Officer, General Counsel and Corporate Secretary,
Univest Financial Corporation and Univest Bank and Trust Co.

PATRICK C. MCCORMICK
Senior Executive Vice President and Chief Commercial Banking Officer,
Univest Bank and Trust Co.

MATTHEW L. COHEN
Market President, Maryland,
Univest Bank and Trust Co.

ERIC W. CONNER
Executive Vice President and Chief Technology Officer,
Univest Financial Corporation

BRIANA J. DOÑA
President, Consumer Services,
Univest Bank and Trust Co.

RONALD R. FLAHERTY
President,
Univest Insurance, LLC

M. THERESA FOSKO
Executive Vice President and Director of Human Resources,
Univest Financial Corporation

DAVID W. GEIBEL
President,
Girard, a Univest Wealth Division

BRIAN E. GRZEBIN
President, Mortgage Banking,
Univest Bank and Trust Co.

JOHN T. HAURIN
Market President, East Penn & NJ,
Univest Bank and Trust Co.

THOMAS J. JORDAN, IV
Market President, Central PA,
Univest Bank and Trust Co.

NEIL D. MCHUGH
Executive Vice President and Managing Director of Deposit Strategy & Programs,
Univest Bank and Trust Co.

ELENI S. MONIOS
Executive Vice President and Chief Credit Officer,
Univest Bank and Trust Co.

HENRY W. NOH
Executive Vice President and Chief Data Officer,
Univest Bank and Trust Co.

JOSEPH A. PENSABENE
Executive Vice President, Managing Director of Operations,
Univest Bank and Trust Co.

CHRISTOPHER M. TROMBETTA
Market President, Western PA,
Univest Bank and Trust Co.

LISTING AS OF JANUARY 1, 2026

Board of Directors

JEFFREY M. SCHWEITZER
Chairman, President and Chief Executive Officer, Univest Financial Corporation
and *Chairman and Chief Executive Officer,* Univest Bank and Trust Co.

JOSEPH P. BEEBE
Former Managing Director and Co-Head, Insurance and Asset Management Investment Banking Group of Keefe Bruyette and Woods, a Stifel Company; *Member of the President's Advisory Council as well as the Institute for Innovation and Entrepreneurship at* Villanova University

TODD S. BENNING
Principal, DunlapSLK, PC

DOMENICK A. CAMA
Former President and Chief Operating Officer, Investors Bancorp

MARTIN P. CONNOR
Former Chief Financial Officer, Toll Brothers, Inc.

SUZANNE KEENAN
Former Chief Information Officer and Senior Vice President, Wawa, Inc.;
Chair of the Board of Trustees of North American Electric Reliability Corporation

NATALYE PAQUIN, ESQ.
Chief Operating Officer, The Rockefeller Foundation

THOMAS M. PETRO
Managing Partner, 1867 Capital Partners, LLC; *Former President and Chief Executive Officer,* Fox Chase Bancorp; *Member of the Board of Directors of* Fintegra, LLC

MICHAEL L. TURNER
Partner, Marshall, Dennehey, Warner, Coleman & Goggin

ANNE S. VAZQUEZ
Former General Partner, NewSpring Capital, LLC and NewSpring Mezzanine Capital

ROBERT C. WONDERLING
Lead Executive, Arena Strategic AI, LLC

CHARLES H. ZIMMERMAN III
Teaching Pastor, Calvary Church;
Former Lead Director, Clemens Family Corporation

Wholly-Owned Subsidiaries

Univest Bank and Trust Co.
Univest Capital, Inc.
Univest Insurance, LLC
1876 Double Eagle LLC

Girard Advisory Services, LLC
Girard Benefits Group, LLC
Girard Investment Services, LLC
Girard Pension Services, LLC

Please visit univest.net for a complete list of locations for Univest Financial Corporation and our subsidiaries.

UNIVEST FINANCIAL CORPORATION

Shareholders' Meeting

The Annual Shareholders' Meeting will take place at 11:30 a.m. on Thursday, April 23, 2026 at Indian Valley Country Club, 650 Bergey Rd, Telford, PA 18969. There is also an option to attend virtually at www.virtualshareholdermeeting.com/uvsp2026.

Univest Stock Transfer Agent

For more information on Univest Financial Corporation common stock, contact Broadridge Corporate Issuer Solutions or visit ir.univest.net.

Regular Mail Communications
Broadridge Corporate Issue Solutions, Inc.
PO Box 1342
Brentwood, NY 11717

Telephone: 866.321.8021
Email: shareholder@broadridge.com
Website: investor.broadridge.com

Overnight Mail Communications
Broadridge Corporate Issue Solutions, Inc.
ATTN: IWS
1155 Long Island Avenue
Edgewood, NY 1171

Univest Shareholder Contact

For more information on Univest Financial Corporation, please call 877.723.5571.

Common Stock Information

Traded on the NASDAQ National Market, symbol: UVSP.

ESG Report

Being a responsible corporate citizen is at the core of how we operate. Environmental, social and governance (ESG) considerations are incorporated into our culture and integrated into the policies and principles that govern the way we do business. To view our 2025 ESG report, which provides a comprehensive view of our efforts in these areas, visit ir.univest.net.



"He gives strength to the weary and increases the power of the weak... but those who hope in the Lord will renew their strength. They will soar on wings like eagles; they will run and not grow weary, they will walk and not be faint."

- Isaiah 40:29, 31



BANKING | INSURANCE | INVESTMENTS
Member FDIC